                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                               United Trust, Inc.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY 40484 (606 365-3555)


                                December 31, 1998
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this Statement [ X ]

CUSIP No. 913111209                            13D          Page 2 of 20 Pages
-----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC*
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           726,031**
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0**
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              726,031**
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0**
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
               726,031*
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               29.15%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

*   See response to Item 2
**  See response to Item 5

CUSIP No. 913111209                                13D        Page 3 of 20 Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Bancorp, Inc.
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           123,241*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              123,241*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
               123,241*
-----------------------------------------------------------------
12             CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               4.95%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               HC
-----------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209                               13D         Page 4 of 20 Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Jesse T. Correll
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           0
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            See response to Item 5
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              0
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    See response to Item 5
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
               See response to Item 5
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               See response to Item 5
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               IN

CUSIP No. 913111209                                    13D    Page 5 of 20 Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Capital Corp., LLC
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           183,033*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              183,033*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
               183,033*
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.35%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209                                 13D       Page 6 of 20 Pages
-----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Investments, LLC
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           22,135*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              22,135*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
               22,135*
-----------------------------------------------------------------
12             CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0.89%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

* See response to Item 5

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2. IDENTITY AND BACKGROUND

         The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

         (a)      The   name   of   this  Reporting  Person is  Jesse T. Correll
                  ("Mr. Correll").

         (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:
                  President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Correll is a citizen of the United States.


 FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

         (a)      The  name  of this Reporting Person is First Southern Bancorp,
                  Inc.

         (b)      The state of organization of FSBI is Kentucky.

         (c) The principal business of FSBI is a multi-bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Directors, Executive Officers and Controlling Persons of FSBI:


                                                    PRESENT PRINCIPAL
 NAME                     BUSINESS ADDRESS     OCCUPATION OR EMPLOYMENT

Jesse T. Correll          P.O. Box 328            President and Director
                          99 Lancaster Street     of First Southern
                          Stanford, KY 40484      Bancorp, Inc. (Bank
                                                    holding company)

Randall L. Attkisson      P.O. Box 328            Vice President, Treasurer
                          99 Lancaster Street     and Director of First
                          Stanford, KY 40484      Southern Bancorp, Inc.
                                                    (Bank holding company)

Jill M. Martin            P.O. Box 328            Secretary of First Southern
                          99 Lancaster Street     Bancorp, Inc. (Bank
                          Stanford, KY 40484      holding company)

Ward F. Correll           P.O. Box 129            Owner, Cumberland Lake
                          150 Railroad Drive      Shell, Inc. (Gasoline
                          Somerset, KY 42502        wholesaler)

David S. Downey           P.O. Box 295            President and Director of
                          102 West Main Street    First Southern National
                          Stanford, KY 40484        Bank (Bank)

Douglas P. Ditto          P.O. Box 295            Senior Vice President
                          102 West Main Street    of First Southern
                          Stanford, KY 40484        National Bank (Bank)

John R. Ball              P.O. Box 628            CEO and Director of First
                          27 Public Square        Southern National Bank of
                          Lancaster, KY 40444       Garrard County (Bank)

Gary Dick                 P.O. Box 489              CEO and Director of First
                          216 North Main St.        Southern National Bank
                          Monticello, KY 42633        of Wayne County (Bank)

James P. Rousey           3060 Harrodsburg Road     CEO and Director of First
                          Lexington, KY 40503       Southern National Bank of
                                                      the Bluegrass (Bank)

Joseph E. Hafley          P.O. Box 328              Chief Lending Officer of
                          99 Lancaster Street       First Southern Bancorp,
                          Stanford, KY 40484        Inc. (Bank holding company)

Michael W. Taylor         P.O. Box 328              Controller, First Southern
                          99 Lancaster Street       Bancorp, Inc. (Bank
                          Stanford, KY 40484          holding company)

                  All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is an investment company. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  Managers, Executive Officers and Controlling Persons of FSF:

NAME AND OFFICES                                          PRESENT PRINCIPAL
   HELD WITH FSF            BUSINESS ADDRESS           OCCUPATION OR EMPLOYMENT

Jesse T. Correll             P.O. Box 328               President and Director of First
 President, Member<F1>          99 Lancaster Street        Southern Bancorp, Inc. (Bank
 of Board of Managers        Stanford, KY 40484           holding company)

Randall L. Attkisson         P.O. Box 328               Vice President, Treasurer and
 Treasurer, Member of        99 Lancaster Street        Director of First Southern Bancorp,
 Board of Managers           Stanford, KY 40484          Inc. (Bank holding company)

Jill M. Martin               P.O. Box 328               Secretary of First Southern
 Secretary, Member of        99 Lancaster Street        Bancorp, Inc. (Bank
 Board of Managers           Stanford, KY 40484          holding company)

Christopher Coldiron         P. O. Box 328              Loan Officer and Vice President
 Vice President              99 Lancaster Street        of First Southern National Bank
                             Stanford, KY 40484            (Bank)

Ward F. Correll              P.O. Box 129               Owner, Cumberland Lake
 Member of Board             150 Railroad Drive         Shell, Inc. (Gasoline
 of Managers                 Somerset, KY 42502           wholesaler)

David S. Downey              P.O. Box 295               President and Director of
 Member of Board             102 West Main Street       First Southern National Bank
 of Managers                 Stanford, KY 40484           (Bank)

Douglas P. Ditto             P.O. Box 295               Senior Vice President
 Vice President,             102 West Main Street       of First Southern National Bank
 Member of Board of          Stanford, KY 40484          (Bank)
 Managers


                                       10




John R. Ball                 P.O. Box 628               CEO and Director of
 Member of Board             27 Public Square           First Southern National Bank of
 Managers                    Lancaster, KY 40444         Garrard County (Bank)

Gary Dick                    P.O. Box 489               CEO and Director of
 Member of Board             216 North Main St.         First Southern National Bank
 of Managers                 Monticello, KY 42633        Wayne County (Bank)

James P. Rousey              3060 Harrodsburg Road      CEO and Director of First Southern
 Member of Board             Lexington, KY 40503        National Bank of the Bluegrass
 of Managers                                             (Bank)
----------

<F1> Mr.  Correll  also  owns  approximately  83% of  the  outstanding membership interests of FSF.

                  All of the members of the Board of Managers, executive officers and controlling persons of FSF are citizens of the United States and during the last five years, none of these individuals (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Managers and Controlling Persons of FSC:

NAME AND OFFICES                                         PRESENT PRINCIPAL
   HELD WITH FSC             BUSINESS ADDRESS        OCCUPATION OR EMPLOYMENT

Jesse T. Correll           P.O. Box 328            President and Director of
 Manager                   99 Lancaster Street     First Southern Bancorp, Inc.
                           Stanford, KY 40484      (bank holding company)

Randall L. Attkisson       P.O. Box 328            Vice President, Treasurer and
 Manager                   99 Lancaster Street     Director of First Southern
                           Stanford, KY 40484      Bancorp, Inc. (bank holding
                                                    company)

                  The above individuals are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The  name   of  this   Reporting   Person   is  First Southern
                  Investments, LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Executive Officer of FSI:

NAME AND OFFICES                                        PRESENT PRINCIPAL
   HELD WITH FSC          BUSINESS ADDRESS          OCCUPATION OR EMPLOYMENT

Randall L. Attkisson       P.O. Box 328           Vice President, Treasurer
 President                 99 Lancaster Street    and Director of First Southern
                           Stanford, KY 40484     Bancorp, Inc. (Bank holding
                                                   company)

         A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

                  Mr. Attkisson and the individuals identified on Exhibit F are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

         First Southern Bancorp, Inc.                         $  1,377,922.25
         First Southern Funding, LLC                          $  9,113,375.78
         First Southern Capital Corp., LLC                    $  2,339,995.00
         First Southern Investments, LLC                      $    283,000.00
                                                              -----------------
                  Total                                       $ 13,114,293.03

         The Reporting Persons employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit with Star Bank, NA. FSF borrowed $7,228,800 and FSB borrowed $495,775 in making the purchases.

ITEM 4.  PURPOSE OF TRANSACTION

         Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of the Common Stock by each Reporting Person is as follows:

         First Southern Bancorp, Inc.        123,241 shares           4.95%
         First Southern Funding, LLC         726,031 shares          29.15%
         First Southern Capital Corp., LLC   183,033 shares           7.35%
         First Southern Investments, LLC      22,135 shares           0.89%
                                           ----------------        --------

               Total<F1>                   1,054,440 shares          42.34%
----------
<F1> The  Reporting  Persons  have agreed in  principle  to act together for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 83% of the outstanding membership interests of FSF; he owns directly approximately 22% and companies he controls owns approximately 33% of the outstanding voting stock of FSB. In addition, he is a manager of First Southern Capital Corp., LLC and First
Southern Funding, LLC.

         Additional shares of Common Stock that may be acquired under the agreements described in Item 4 and incorporated herein by reference:

     Convertible Note Purchase Agreement                    204,800
     Option Agreement                          1,450,000 (subject to adjustment)

Beneficial ownership of up to 51% of the outstanding Common Stock can be acquired under these agreements. Beneficial ownership of these shares is disclaimed at this time.

         (b) Each of the following Reporting Persons has sole voting and dispositive power with respect to the following shares:

         First Southern Bancorp, Inc.                          123,241 shares
         First Southern Funding, LLC                           726,031 shares
         First Southern Capital Corp., LLC                     183,033 shares
         First Southern Investments, LLC                        22,135 shares

               Total<F1>                                     1,054,440 shares
----------
<F1>  See Note 1 in the response to Item 5(a) above.

     (c) The following transactions of the Common Stock of the Issuer were effected since the most recent filing of Schedule 13D by the Reporting Persons:

Transaction 1:
         (1)  Identity  of  the  person  who  effected the transaction:   First Southern Funding, LLC.
         (2)  The date of the transaction:  December 11, 1998.
         (3)  The amount of securities involved:  1,300 shares.
         (4)  The price per share or unit:  $7.88 per share (including brokerage commissions).
         (5)  Where and how the transaction was  effected:   By  the  Reporting Person's  broker,
         J.J.B.  Hilliard,  W.L. Lyons, Inc.

Transaction 2:
         (1)  Identity of person who effected the transaction:  First Southern Funding, LLC.
         (2)  The date of the Transaction:  December 16, 1998.
         (3)  The amount of securities involved:  15,000 shares.
         (4)  The price per share or unit:  $8.05 per share (including brokerage commissions).
         (5)  Where  and how the  transaction  was  effected:  By the  Reporting
         Person's broker, Investment Management & Research, Inc.

Transaction 3:
         (1)  Identity  of  the  person  who  effected the transaction:   First Southern Funding, LLC.
         (2)  The date of the transaction:  December 17, 1998.
         (3)  The amount of securities involved: 275 shares.
         (4)  The price per share or unit:  $8.06 per share (including brokerage commissions).
         (5)  Where  and how the  transaction  was  effected:  By the  Reporting
         Person's broker, Investment Management & Research, Inc.

Transaction 4:
         (1)  Identity  of  the  person  who  effected the transaction:   First Southern Funding, LLC.
         (2)  The date of the transaction:  December 29, 1998.
         (3)  The amount of securities involved:  2,700 shares.
         (4)  The price per share or unit:  $8.50 per share (including brokerage commissions).
         (5)  Where and how the transaction was  effected:   By  the  Reporting Person's  broker,
         J.J.B.  Hilliard,  W.L. Lyons, Inc.

ITEM  6:   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS, OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.


ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Schedule 13D:

Exhibit A - (i) Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998: (ii) Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; (iii) Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and (iv) Option Agreement between FSF and UTI dated April 30, 1998 (previously filed)

Exhibit B - Agreement among Reporting Persons dated January 5, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l)

Exhibit C - Letter agreements and promissory note relating to the borrowing of funds by FSF referenced in Item 3 (previously filed)

Exhibit D - Letter agreements and promissory note relating to the borrowing of funds by FSB referenced in Item 3 (previously filed)

Exhibit E - Agreement of Assignment among the Reporting Persons dated November 20, 1998 (previously filed)

Exhibit F -  Members of First Southern Investments, LLC (previously filed)


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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 1999                   By: /S/ JESSE T. CORRELL
                                      Jesse T. Correll
                                      Attorney-in-Fact on behalf of each
                                      of the Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated January 5, 1999, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION

     A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

     B Agreement among Reporting Persons dated January 5, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

     C* Letter agreements and promissory note relating to the borrowing of funds by FSF.

     D* Letter agreements and promissory note relating to the borrowing of funds by FSB.

     E*        Agreement  of  Assignment  among  the  Reporting   Persons  dated
               November 20, 1998

     F*        Members of First Southern Investments, LLC

*  Previously filed



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